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                                                                Exhibit 1.A.3(c)

                               Commission Schedule
     Agents a broker-dealer affiliated with General American Distributors, Inc. will receive commissions based on a commission schedule and rules that vary based on the agent's contract. Under contracts that are based on agent level commissions, agent first-year commissions are 50% of Target Premium and 2.25% of excess premium paid in year 1. In years 2-10, the agent commissions range from 1% to 1.75% of premium depending on the agent's contract type. In years 11 and later there is a service fee from 1.50% to 2% of premium depending on the agent's contract type. An additional service fee determined as a percentage of the Policy's unloaned cash value may also be paid. The maximum percentage paid varies by Policy year decreasing from 0.20% to 0.12% of average monthly unloaned assets. For certain contracts there is no cash value based fee.

     In addition to commissions, General American may also pay the following sales expenses: General Agent and agency manager compensation; agent training allowances; deferred compensation and insurance benefits of agents, General Agents and agency managers; advertising expenses and other expenses of distributing the Policies. General Agents' compensation may be in part based on the level of productivity of agents in their agencies. Agents receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.

     Compensation of agents of unaffiliated (and in some cases, affiliated) broker-dealers are based on gross dealer concessions payable to the broker-dealer. Under these arrangements first year compensation ranges from 80% to 95% of Target Premium and from 3% to 4% of excess premium paid in year 1, depending on contract type. In years 2-10, the compensation is 2% of premium. In years 11 and later there is a service fee from 1% to 2% of premium depending on the contract type. An additional service fee determined as a percentage of the Policy's unloaned cash value may also be paid. The maximum percentage paid varies by Policy year decreasing from 0.20% to 0.10% of average monthly unloaned assets. For certain contracts there is no cash value based fee. The broker-dealer may also receive additional compensation, which in some cases will vary based on the productivity of the registered representatives. General American, General American Distributors and the broker-dealer may enter into an agreement that compensates the broker-dealer for expenses associated with the distribution of the policies. The compensation payable to the registered representatives and General Agents will be determined by their agreement with the broker-dealer. Broker-dealers receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.

     Registered representatives of an affiliated broker-dealer who are also agents of General American are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that General American offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.